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Co-Founder at Red Carpet Premiere Experience

Greater New York City Area

Message ...

Red Carpet Premiere Experience

Cornell University

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449 connections

Experience

Co-Founder

Red Carpet Premiere Experience

Jul 2017 – Present · 1 yr 4 mos

Greater New York City Area

Craig Saslow is the Co-Founder of the Red Carpet Premiere Experience™, a ground-breaking attraction set to launch in New York City in 2018. In 90 minutes –guests are transported from acting on-set in a green screen film studio to attending their own red carpet film premiere, where they watch themselves in a live-action movie they just wrapped with their co-stars.

This attraction is a combination of cutting-edge technology and immersive cinematic interaction, and promises to revolutionize experiential entertainment. The Red Carpet Premiere Experience™ blurs the lines between live entertainment and interactive technology... See more

President/Founder

Red Carpet Kids

Feb 2013 – Present · 5 yrs 9 mos

New York City, Los Angeles, Miami

Red Carpet Kids® is the award-winning expert in immersive event production and family entertainment.

Red Carpet Kids has set the standard for experiential interaction for private events, hospitality offerings, and interactive educational learning concepts. With divisions in New Yor... See more

Red Carpet Kids | Luxury Children's...

Education

Cornell University

Cornell University

Bachelor's, Hospitality Administration/Management

1997 – 2001

Volunteer Experience

Make -A-Wish Metro

New Leadership Council

Make-A-Wish Metro New York and Western New York



New York and Western New...

Nov 2016 – Present • 2 yrs

Children

Skills & Endorsements

Hospitality · 9

Diana Guerrero Orantes and 8 connections have given endorsements for this skill

Event Planning · 8

Diana Guerrero Orantes and 7 connections have given endorsements for this skill

Event Management · 6

Eva Shure and 5 connections have given endorsements for this skill

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Recommendations

Received (0)   Given (1)



Victor Octavianus

IT professional in hospitality industry and seeking to broaden my career in Cyber Security field.

August 20, 2010, Victor worked with Craig in the same group

Victor is very knowledgeable about all things computers and IT. Over the time I worked with him he was extremely helpful and a very hard worker. He is also a great guy; very friendly and easy to work with.

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